UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust 811-22756 Quantified Alternative Investment Fund							Date examination completed: September 26, 2024
2. State identification Number:
AL	By Fund #47248	AK	By Fund #60077333	AZ	By Class Investor #91624	AR	By Fund #60030611	CA	By Trust #ORG109463	CO	By Trust #2013-52-250
CT	By Fund #1076861	DE	By Fund #71608	DC	By Class Investor Class #60073598	FL	None required	GA	By Trust #SC-MF-049318	HI	By Fund no permit #
ID	By Fund #72151	IL	By Trust 60027229	IN	By Trust #FCS-P-002292	IA	By Class Investor Class #I-109013	KS	By Fund 2014S0000261	KY	By Prospectus #60026404
LA	By Prospectus #164348	ME	By Class Investor Class #10040322	MD	By Class Investor Class #SM20192716	MA	By Class Investor Class none	MI	By Class Investor Class #993038	MN	By Trust #R-55307.1
MS	By Class Investor Class #60088158	MO	By Fund R2013-1,964	MT	By Class Investor Class #270238	NE	By Class Investor # 95515	NV	By Fund No permit #	NH	By Class Investor Class #MF19-0085260
NJ	By Prospectus investor Class #MF19547	NM	By Class Investor Class #69294	NY	By Fund #S33-37-61	NC	By Trust No permit #	ND	By Class Investor Class #MF20-0443	OH	By Prospectus #BE1957520 Investor & Advisor Class
OK	By Class Investor Class #SE-2246220	OR	By Fund #2013-1756	PA	By Trust #2013-02-070MF	RI	By Fund no permit #	SC	By Fund #MF20157	SD	By Class Investor Class # 59861

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TN	By Class Investor Class #RN2023B-1281	TX	By Class Investor Class #C124149	UT	By Prospectus 007-2777-03	VT	By Class Investor Class #7/21/20-02	VA	By Trust #183038	WA	By Class Investor Class #60065519
WV	By Class Investor Class #107363	WI	By Class Investor Class #856292	WY	By Trust No permit #	PR	By Class Investor Class #60387-0	GU	By Trust #2018-10728	VI	By Trust None required

2. Other (specify):

3. Exact name of investment company as specified in registration statement: Quantified Alternative Investment Fund, a series of the Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 26, 2024

We, as members of management of the Quantified Alternative Investment Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of December 31, 2023, and from June 30, 2023, through December 31, 2023.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of December 31, 2023, and from June 30, 2023, through December 31, 2023, with respect to securities reflected in the investment accounts of the Fund.

Quantified Alternative Investment Fund

/s/__________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/____________________________________________

Christine Casares, Principal Financial Officer

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Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Quantified Alternative Investment Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of December 31, 2023. The Quantified Alternative Investment Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of December 31, 2023, and with respect to agreement of security purchases and sales, for the period from June 30, 2023 (the date of our last examination), through December 31, 2023:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of twelve security purchases and thirteen security sales or maturities since our last report from the books and records of the Fund to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

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In our opinion, management's assertion that Quantified Alternative Investment Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2023, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/__________________________

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

September 26, 2024

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